SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Entheos Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

293820304
(CUSIP Number)

Mr. Barry Honig
4400 Biscayne Blvd.
Suite: 850
Miami, FL 33137
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

October 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293820304

Names of reporting persons. Barry Honig

Check the appropriate box if a member of a group (see instructions)
(a)
(b) ☒

SEC use only:

Source of funds (see instructions) PF

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with: 6,244,437*

Sole Voting Power:  4,546,500

Shared Voting Power: None

Sole Dispositive Power: 6,244,437*

Shared Dispositive Power.: None

Aggregate Amount Beneficially Owned by Each Reporting Person:  6,244,437*

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Percent of Class Represented by Amount in Row (11): 9.9%

Type of Reporting Person (See Instructions) IN

* Mr. Honig’s ownership consists of 4,546,500 shares of common stock (without giving effect to any shares which he may purchase pursuant to the Issuer’s Series A Warrants or the Series B Warrants (collectively the “Warrants”); subject to the Maximum Beneficial Ownership Limitation of 9.9%, Mr. Honig is contractually precluded from exercising any of the Warrants if as a result thereof he would beneficially own more than 9.9% of the Issuer’s issued and outstanding shares of common stock. Currently Mr. Honig may purchase up to 1,897,937 pursuant to the Warrants. Accordingly, the number of shares he beneficially owns at this time is 6,244,437. The Series A Warrants are exercisable at $0.60 per share and the Series B Warrants are exercisable at $0.75 per share.

Item 1.                 Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value per share (the “Common Stock”), of Entheos Technologies, Inc. a   Nevada corporation (the “Issuer”), with its principal executive offices at 430 Park Avenue, Suite 702, New York, New York 10022.

Item 2.                 Identity and Background

This Schedule 13D is being filed to report Mr. Barry Honig’s beneficial ownership of 6,244,437 shares (the “Issuer’s Shares”) of the Issuer’s common stock. Mr. Honig acquired 3,000,000 shares pursuant to a private placement effected by the Company, and 2,600,000 shares in private transactions with other stockholders of the Issuer. Mr. Honig’s ownership consists of 4,546,500 shares of common stock (without giving effect to any shares which he may purchase pursuant to the Issuers Series A Warrants or the Series B Warrants (collectively the “Warrants”); subject to the Maximum Beneficial Ownership Limitation of 9.9%, Mr. Honig is contractually precluded from exercising any of the Warrants if as a result thereof he would beneficially own more than 9.9% of the Issuer’s issued and outstanding shares of common stock. Currently Mr. Honig may purchase up to 1,897,937 pursuant to the Warrants. Accordingly, the number of shares he beneficially owns at this time is 6,244,437. The Series A Warrants are exercisable at $0.60 per share and the Series B Warrants are exercisable at $0.75 per share.

Mr. Honig is a private investor with an office at 4400 Biscayne Blvd., Suite: 850, Miami, FL 33137.

During the past ten years none of our directors, executive officers, promoters or control persons has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;

•	the subject of any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	Any Federal or State securities or commodities law or regulation; or

(ii)
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

•
any federal or state judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions (excluding settlements between private parties); and

•	any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Item 3.                 Source and Amount of Funds or Other Consideration

Mr. Honig used personal funds to acquire the Issuer’s Shares.

The aggregate value of the Issuer’s Shares on October 27, 2010 was approximately $0.50 per share or $1,561,109 in the aggregate.

Item 4.                 Purpose of Transaction

The Issuer’s Shares were acquired by Mr. Honig for investment purposes only and not for the purpose of effecting control of the Issuer. All of the Issuer’s Shares are restricted shares and may not be resold except pursuant to a registration statement filed under the Securities Act of 1933 (the “1933 Act”) or pursuant to an applicable exemption from the registration requirements of the 1933 Act. Three million one hundred thousand (3,100,000) of the Issuer’s Shares are the subject of a resale registration statement declared effective by the Securities and Exchange Commission on February 11, 2010. Subject to market conditions and other factors, the Reporting Persons may purchase additional shares of the Issuer’s common stock, maintain his present ownership of the Issuer’s Shares or, at such time as he may lawfully do so, sell some or all of the Issuer Shares. All information and opinions herein are the sole views of the Reporting Persons as of October 22, 2010.

Item 5.                 Interest in Securities of the Issuer.

(a)           As of the date of the event which required the filing of this Scheduled 13 Mr. Honig held beneficial ownership of 6,244,437 shares of the Issuer’s common stock, of which 4,546,500 consist of shares registered in Mr. Honig’s name and 1,897,937 shares which Mr. Honig may acquire upon exercise of the Warrants. Mr. Honig has sole voting power as to 4,546,500 Issuer Shares.

All ownership percentages are based on 63,075,122 shares outstanding, which is calculated based on the amount of shares outstanding as of August 10, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 13, 2010.

(b)           With respect to all of the Issuer Shares that are held by Mr. Honig, Mr. Honig has sole power to vote and dispose or direct the disposition of such shares.

(c)           Transactions effected in the Issuer’s common stock that have taken place in the past sixty days are attached as Exhibit A.

(d)           Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Shares.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Honig initially acquired 3,000,000 units of the Issuer’s securities pursuant to a Subscription Agreement dated as of July 28, 2008, between himself and the issuer dated July 28, 2008. Each unit consisted of one share of the Company’s common stock, one Series A Warrant to purchase a share of common stock at an exercise price $0.60 per share for a period of 18 months from the date of issuance and one Series B Warrant to purchase a share of common stock at an exercise price $0.75 per share for a period of 24 months from the date of issuance. The Issuer has since extended the exercise date of the Warrants to December 31, 2011.

Mr. Honig also acquired 100,000 and 2,500,000 shares directly from two different stockholders of the Issuer pursuant for aggregate consideration of $70,000 and $25,000, respectively.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A              Transactions Within 60 Days Prior to the Date of This Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

By:	/s/ Barry Honig	Dated: November 3, 2010
Name:	Barry Honig

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A
Transactions Within 60 Days Prior to the Date of This Schedule 13D

Date	Transaction Description	Purchase Price	Sale Price
10/22/10	Purchased 2,500,000 shares of Entheos Technologies, Inc. Common Stock	$25,000.00	N/A
10/26/10	Sold 1,000,000 shares	$500,000.00	$.50
10/27/10	Sold 53,500 shares	$30,250.00	$.57